# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EMMIS CORP, CIK 0000783005
CUSIP: 291525400
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE EMMIS PLAZA, ONE EMMIS PLAZA, INDIANAPOLIS, Indiana (IN), 46204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001009012-16-000023
Filed by CIK 0001009012

## Reporting persons
- ZAZOVE ASSOCIATES LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,994,975; shared voting power 0; sole dispositive power 1,994,975; shared dispositive power 0; aggregate amount beneficially owned 1,994,975 (16.4% of the class)
- Zazove Associates, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 1,994,975; shared voting power 0; sole dispositive power 1,994,975; shared dispositive power 0; aggregate amount beneficially owned 1,994,975 (16.4% of the class)
- Gene T. Pretti: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Nevada (NV); sole voting power 1,994,975; shared voting power 0; sole dispositive power 1,994,975; shared dispositive power 0; aggregate amount beneficially owned 1,994,975 (16.4% of the class)

## Item 1. Issuer
Name of issuer: EMMIS CORP
Address of issuer's principal executive offices: ONE EMMIS PLAZA, ONE EMMIS PLAZA, INDIANAPOLIS, INDIANA, 46204.

## Item 2. Person Filing
Name of person filing: Zazove Associates, LLC 36-3984373
Address of principal business office or, if none, residence: 1001 Tahoe Blvd, Incline Village, NV 89451
Citizenship: Zazove Associates, LLC is organized under the laws of Delaware. Zazove Associates, Inc. is organized under the laws of Illinois. Gene T. Pretti is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1994975
Percent of class: 16.41
Sole power to vote or to direct the vote: 1994975
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1994975
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Zazove Associates, LLC is registered as an investment advisor under Section 203 of the Investment (15 USC 80b-3) and has discretionary authority with regard to certain accounts that hold the of the Issuer's equity securities is Zazove Aggressive Growth Fund, L.P. with an ownership interest of 7.35% and Zazbond LLC with an ownership interest of 6.14%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ZAZOVE ASSOCIATES LLC: Sam N. Ginocchio, CCO (01/06/2025)
- Zazove Associates, Inc.: Robert Ryan Shelby, Secretary (01/06/2025)
- Gene T. Pretti: Gene T. Pretti, Individual (01/06/2025)